Dorchester Minerals, L.P.

3838 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219-4541,

Telephone (214) 559-0300, Facsimile (214) 559-0301

August 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Delaying Amendment for Dorchester Minerals, L.P. — Registration Statement on Form S-3 (File No. 333-233220)

Ladies and Gentlemen:

Pursuant to Rule 473 of the Securities Act of 1933, as amended (the “Securities Act”), Dorchester Minerals, L.P. (the “Registrant”) is hereby filing a delaying amendment with respect to its Registration Statement on Form S-3 (File No. 333-233220) filed by the Registrant on August 12, 2019 (the “Registration Statement”). The following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Jesse E. Betts (214-969-1700) of Thompson & Knight LLP, counsel to the Registrant.

Very truly yours,

DORCHESTER MINERALS, L.P.

By:	Dorchester Minerals Management LP, its general partner

By:	Dorchester Minerals Management GP LLC, its general partner

By:	/s/ Leslie A. Moriyama
Leslie A. Moriyama
Chief Financial Officer